Exhibit 99.6

Interim Investors AGREEMENT

This Interim Investors Agreement (this “Agreement”) is made as of July 31, 2022, by and between Morningside Venture (I) Investments Limited (the “Lead Investor”) and J. Wood Capital Advisors LLC (the “Co-Investor” and together with the Lead Investor, the “Investors”).

RECITALS

WHEREAS, the Lead Investor is pursuing a proposed transaction to acquire Stealth BioTherapeutics Corp, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Target”) through Stealth Parent Limited, a newly-formed wholly-owned subsidiary of the Lead Investor (“Parent”), and will enter into an Agreement and Plan of Merger, as of the date hereof (the “Merger Agreement”), pursuant to which, among other things, Stealth Merger Sub Limited, a newly-formed wholly-owned subsidiary of Parent (“Merger Sub”), would merge with and into Target, with Target surviving the merger (such acquisition, the “Transaction”);

WHEREAS, the Co-Investor has advised the Lead Investor that it is interested in pursuing the Transaction as a co-investor with the Lead Investor;

WHEREAS, in connection with the execution of the Merger Agreement by Parent and Merger Sub, each Investor intends to enter into (i) an Equity Commitment Letter with Parent (the “Equity Commitment Letter”), pursuant to which, among other things, each Investor will have agreed, subject to the terms and conditions set forth therein, to purchase certain equity securities of Parent in exchange for an amount of cash equal to at least such Investor’s applicable “Commitment” (which, (x) for purposes of the Equity Commitment Letter is set forth on Section 1 of the applicable Equity Commitment Letter, but (y) for purposes of this Agreement, shall mean and refer to the amount set forth across such Investor’s name on Annex A attached hereto under the heading “Commitment Amount”), and (ii) a Limited Guarantee with Target (the “Limited Guarantee”), pursuant to which, among other things, each Investor will severally and not jointly guarantee to Target certain monetary remedy obligations as may be contemplated by the Merger Agreement; and

WHEREAS, the Investors wish to agree to certain terms and conditions that will govern the actions of the Investors and the relationship between the Investors with respect to the Transaction, and any agreements, letters or other documents entered into in connection therewith, including, without limitation, an automatic right of pro rata contribution among the Investors for any liability incurred by any of them under the several and not joint obligations of the Equity Commitment Letter and the Limited Guarantee.

AGREEMENT

NOW, THEREFORE, the parties hereto hereby agree as follows:

I.  EFFECTIVENESS

This Agreement shall become effective on the date hereof and shall terminate (except with respect to this Article I, Sections 2.3 and 2.4, and Article III, which shall survive termination and remain in full force at all times) upon the earlier to occur of (i) the date that Target consummates a Transaction with a party other than the Investors or any of their respective affiliates or (ii) the termination of the Equity Commitment Letter and the Limited Guarantee (the “Term”); provided, that any liability for failure to comply with the terms of this Agreement shall survive the termination of this Agreement.

II.  AGREEMENTS BETWEEN THE INVESTORS.

Section 2.1             Negotiations; Decision Making.

(a)               Subject to Section 2.1(b) below, each Investor acknowledges and agrees that any material decision, election, waiver, amendment, action or determination, as applicable, relating to, arising under or otherwise in connection with, the Transaction, including, without limitation, with respect to (i) the hiring of advisors, and (ii) the Merger Agreement and all other agreements, letters or other documents entered into by Parent or any of its affiliates in connection therewith (collectively, the “Transaction Agreements”), shall, in each case, be made by the Lead Investor; provided, that, for the avoidance of doubt, this Section 2.1(a) shall not apply with respect to any agreement, document or instrument executed or to be executed by the Co-Investor.

(b)               The Lead Investor may cause Parent to (i) amend or agree to an amendment of the Merger Agreement, (ii) waive or determine to be satisfied any condition to consummation of the Transaction (the “Closing”) specified in the Merger Agreement (each, a “Closing Condition”) or (iii) determine any Closing Condition to have not been satisfied; provided, that no such amendment, waiver or determination that (x) increases the funding obligation of the Co-Investor in respect of the Limited Guarantee or the Equity Commitment Letter or (y) would reasonably be expected to be materially adverse to the Co-Investor or materially and disproportionately affect the Co-Investor relative to the Lead Investor shall be effective without the prior written consent of the Co-Investor.

Section 2.2            Investment Amount. In accordance with and pursuant to the Equity Commitment Letter, each Investor, immediately prior to the Closing, shall contribute an amount in cash of not less than its Commitment to Parent; provided, however, that, notwithstanding the foregoing, the Lead Investor may determine, in its sole discretion, to increase or decrease the Co-Investor’s Commitment for purposes of this Agreement, provided that the Co-Investor’s Commitment shall not be so increased or decreased without its prior written consent.

Section 2.3            Fee and Expense Sharing Provisions.

(a)               Each Investor shall pay its portion (in accordance with its Sharing Percentage (as defined below) as then in effect) of all reasonable fees and expenses incurred or payable by Parent or the Lead Investor on behalf of all Investors, and any fees, expenses or damages incurred or payable by Parent to Target, in each case, in connection with the Transaction, including, without limitation (i) all such fees and expenses of legal counsel, accountants, financial advisors and other consultants and third party advisors, (ii) any damages payable by Parent pursuant to Section 8.06(b) of the Merger Agreement including as a result of a breach thereof by Parent, and (iii) any such other fees, expenses or damages payable by Parent under the Transaction Agreements to any third party (all of the foregoing, collectively, “Transaction Expenses”); provided, that, notwithstanding the foregoing, in the event that the Closing occurs, Parent and its subsidiaries shall pay all Transaction Expenses. In the event that the Closing occurs, Parent and its subsidiaries shall reimburse the Co-Investor, or pay on the Co-Investor’s behalf, its actual and reasonable out-of-pocket fees, costs and expenses of outside legal counsel incurred prior to the Closing in connection with the Transaction in an aggregate amount not to exceed $100,000.

(b)               For purposes of this Agreement, an Investor’s “Sharing Percentage” shall mean the percentage set forth under the heading “Sharing Percentage” across from such Investor’s name on Annex A; provided, that such Sharing Percentage may be modified proportionately (i) by the Lead Investor to reflect an increase or decrease to any Investor’s Commitment in accordance with Section 2.2 above, and (ii) from time to time with the written consent of each Investor whose Sharing Percentage is proposed to be modified (other than to reflect an increase or decrease of an Investor’s Commitment which will be governed by the proceeding clause (i)).

(c)               To the extent that the Lead Investor has paid, or is required to pay, any Transaction Expenses, and provided the Closing has not occurred, the Co-Investor agrees to reimburse the Lead Investor for, or pay directly, as applicable, such Co-Investor’s applicable portion (as determined pursuant to Section 2.3(a) above) of such Transaction Expenses; provided, that such reimbursement or payment, as applicable, shall be made promptly, but in no event later than five (5) business days after the receipt by the Co-Investor of written notice from the Lead Investor of such paid or to be paid Transaction Expenses (such notice to include reasonable supporting documentation), which written notice may be delivered prior to the payment of any such Transaction Expenses by any Investor. Notwithstanding the foregoing and for the avoidance of doubt, in the event that the Closing occurs, Parent and its subsidiaries shall pay, or reimburse an Investor to the extent already paid, all Transaction Expenses.

(d)               Following the execution of the Merger Agreement by the parties thereto, any fees, expenses or damages payable to Parent from Target under the Merger Agreement or any other Transaction Agreement shall be allocated among the Investors in accordance with their respective Sharing Percentages (as in effect on the date such fees, expenses or damages, as applicable, become due and payable).

(e)               Under no circumstances will the Co-Investor be liable for any amount in excess of the Co-Investor’s Commitment, as may be increased or decreased in accordance with Section 2.2 above.

Section 2.4            Confidentiality. Given the confidential nature of the discussions between the Investors, each of the Investors acknowledges and agrees that this Agreement shall be treated as confidential and may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Lead Investor; provided, that, no such written consent is required for any disclosure of the existence of this Agreement (i) by any Investor to any of its officers, directors, managers, trustees, partners, members, beneficiaries, control persons, affiliates, representatives, agents or employees, or any direct or indirect holder of any equity interests or securities of such Investor (collectively, its “Representatives”), in each case, provided that such persons or entities agree to keep this Agreement confidential, consistent with the terms of this Section 2.4, (ii) to the extent required by applicable law or (iii) in connection with any enforcement of this Agreement.

Section 2.5            Contribution and Exchange. The Co-Investor acknowledges and agrees that as of the date hereof, the Lead Investor and certain of its affiliates own ordinary shares and/or American Depository Shares of Target (“Target Securities”) and that promptly following the Closing, the Lead Investor and such affiliates shall contribute their respective shares of Target Securities to Parent in exchange for equity securities of Parent.

III.  MISCELLANEOUS.

Section 3.1            Amendment. Except as expressly set forth in Sections 2.2 and 2.3(b), (solely with respect to each Investor’s Commitment and Sharing Percentage), this Agreement may only be amended or modified, and the provisions hereof may only be waived, by an agreement in writing signed by each Investor.

Section 3.2            Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 3.3            Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any applicable principles of conflict of laws that would cause the laws of another State to otherwise govern this Agreement.

Section 3.4            Specific Performance; Waiver of Jury Trial. Each Investor acknowledges and agrees that the other Investor and Parent would each be irreparably damaged if any of the provisions of Sections 2.3 and 2.4 of this Agreement are not performed in accordance with their specific terms and that any breach of the provisions of Sections 2.3 or 2.4 of this Agreement by an Investor may not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Investors may be entitled, at law or in equity, they shall be entitled to enforce any provisions of Sections 2.3 or 2.4 of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of such provisions, without posting any bond or other undertaking. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

Section 3.5            Assignments. Other than as provided herein, no Investor shall assign its rights and obligations hereunder without the prior consent of the other Investor; provided, that, for the avoidance of doubt, the rights and obligations under this Agreement shall automatically transfer in connection with the valid assignment by an Investor of its obligations to fund its Commitment under the Equity Commitment Letter, such that such assignee shall be bound by this Agreement with no further action required by the assignee or the assignor; provided, however, that such assignment shall not relieve such Investor of its obligations under this Agreement.

Section 3.6            Third-Party Beneficiaries. Except for Parent, who is an express third-party beneficiary of this Agreement and shall be entitled to enforce this Agreement as if it were a party hereto, this Agreement shall not create benefits on behalf of any other person or entity, and this Agreement shall be effective only as between the parties, their successors and permitted assigns.

Section 3.7            Counterparts. This Agreement may be executed in any number of counterparts (including via facsimile or other electronic transmission), all of which will be one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

MORNINGSIDE VENTURE (I)

INVESTMENTS LIMITED

By:	/s/ Jill Marie Franklin
Name:	Jill Marie Franklin
Title:	Authorized Signature

By:	/s/ Frances Anne Elizabeth Richard
Name:	Frances Anne Elizabeth Richard
Title:	Authorized Signature

[Signature Page to the Interim Investors Agreement]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

J. WOOD CAPITAL ADVISORS LLC

By:	/s/ Jason Wood
Name:	Jason Wood
Title:	Chief Executive Officer

[Signature Page to the Interim Investors Agreement]

Annex A

Investor	Commitment Amount	Sharing Percentage
Morningside Venture (I) Investments Limited	8,475,224.78	80%
J. Wood Capital Advisors LLC	2,118,806.19	20%
TOTAL:	$10,594,030.97	100%